                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

(Mark one)

/X/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                      OR

/ /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

             For the transition period from        to

                      Commission file number 0-20766


                             THE CENTRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN

                             THE CENTRIS GROUP, INC.
          (Name of Issuer of the securities held pursuant to the Plan)

                            13403 NORTHWEST FREEWAY
                              HOUSTON, TEXAS 77040
                    (Address of principal executive offices)

                                 (713) 690-7300
              (Registrant's telephone number, including area code)

                                  ------------

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                              REQUIRED INFORMATION

1. Audited Statement of Net Assets Available for Benefits as of December 31, 1999 and 1998. Incorporated by reference to The Centris Group, Inc. Employee Savings Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

2. Audited Statement of Changes in Net Assets Available to Benefits for the years ended December 31, 1999. Incorporated by reference to The Centris Group, Inc. Employee Savings Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

3. Notes to Financial Statements. Incorporated by reference to The Centris Group, Inc. Employee Savings Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

4. Schedule 1 -- Schedule of Assets Held for Investment purposes as of December 31, 1999. Incorporated by reference to The Centris Group, Inc. Employee Savings Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

5. Schedule 2 -- Schedule of Nonexempt Transactions for the year ended December 31, 1999. Incorporated by reference to The Centris Group, Inc. Employee Savings Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.


EXHIBITS
--------

    Exhibit         Description
    -------         -----------
     23.1      Consent of KPMG LLP

     99.1      The Centris Group, Inc. Employee Savings Plan Financial
               Statements and Supplemental Schedules

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                                  SIGNATURES

THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The Centris Group, Inc. Employee Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas, on the _____ day of July, 2000.

                                   THE CENTRIS GROUP, INC.
                                   EMPLOYEE SAVINGS PLAN

                                   By: The Centris Group, Inc., Administrator

                                   By: /s/ L. Edward Tuffly
                                      ---------------------------------------
                                   Name:
                                        -------------------------------------
                                   Title:
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